WHITE & CASE

Studio Legale Associato a White & Case
Via dell'Annunciata, 7
20121 Milan, Italy

Tel. +39 02 6200 101
Fax +39 02 6200 1099
www.whitecase.com

NOV 18 2004

November 13, 2004

File Number 82-5126

Office of International Corporate Finance, [redacted]
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

04046289

SUPPL

Re: Cassa di Risparmio di Firenze S.p.A. – File Number 82-5126

Ladies and Gentlemen:

I refer to the above-referenced exemption granted previously to Cassa di Risparmio di Firenze S.p.A. (the "Company") pursuant to Rule 12g3-2(b) (the "Rule") of the Securities Exchange Act of 1934, as amended (the "Act") and hereby transmit to you the following documentation and information required to be submitted pursuant to the Rule.

A. An English version of the communication to the market regarding the acquisition and sale of own shares by the Company in the month of September 2004;

B. An English version of the communication to the market regarding the acquisition and sale of own shares by the Company in the month of October 2004; and

C. An English version of the communication to the market pursuant to Article 2.6.4 of the Italian Stock Exchange regulation regarding the sale and purchase of shares of the Company carried out by relevant persons (as defined in the Italian Stock Exchange regulation).

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above together with the documents being transmitted herewith, pursuant to the Rule, shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

PROCESSED
DEC 01 2004
THOMSON
FINANCIAL

dlw 11/30

Please contact the undersigned in connection with any of the points discussed in this letter.

Best regards,

Arturo Meglio

cc: Marco Falleri
Cassa di Risparmio di Firenze, S.p.A.
(without enclosures)

ACQUISITION/SALE OF TREASURY STOCK - SEPTEMBER 2004

SEPTEMBER 2004 - Banca CR Firenze (Parent company)			
Market	**Acquisition/Sale**	**No. of shares**	**No. of transactions**
Milan	A	80,692	40
Milan	S	671,668	274

BANCA CR FIRENZE

ACQUISITION/SALE OF TREASURY STOCK - OCTOBER 2004

SEPTEMBER 2004 - Banca CR Firenze (Parent company)			
Market	**Acquisition/Sale**	**No. of shares**	**No. of transactions**
Milan	A	111,905	95
Milan	S	248,929	128

BANCA CR FIRENZE

COMUNICAZIONI AI SENSI DELL'ARTICOLO 2.6.4 DEL REGOLAMENTO DI BORSA

Società/Company: Cassa di Risparmio di Firenze S.p.A.	
Periodo di riferimento/Reference Period: 1° ottobre 2004- 31 dicembre 2004 / 4Q 2004	
Comunicazione/Disclosure: periodica/periodic ☐ immediata/immediate ☒ in ritardo/ delayed ☐	
Dichiarante/Declarer: Sig. Armando Guardasoni	Qualifica/Position: Segretario Generale/General Counsel

Comunicazioni di cui all'art. 2.6.4, comma 1, lettera a), nonché obbligazioni convertibili/ Disclosure of transactions referred to in Article 2.6.4, paragraph 1(a) and in convertible bonds

Data /Date	Operazione / Transaction[1]	Strumento finanziario /Financial instrument[2]	Cod Isin/ Isin Code	Quantità/ Quantity	Prezzo unitario/ Unit price	Controvalore/Value	Fonte/ Source[3]
02/11/2004	S	AZO	IT0001000725	100.000	1,2250	122.500	Esercizio dei diritti di Stock Options/ Stock Options' Exercise
02/11/2004	V	AZO	IT0001000725	100.000	1,5932	159.320	Transazione sul mercato/ Market Transaction
					Sub-TOTALE (A)[4]	281.820	

Comunicazioni di cui all'art. 2.6.4, comma 1, lettera b) e c)/Disclosure of transactions referred to in Article 2.6.4, paragraphs 1(b) and1(c)

Data / Date	Operazione/ Transaction[v]	Strumento finanziario/ Financia instrument[vi]	Categoria/ Categoriy[vii]	Cod Isin / Isin Code	Strumento finanziario sottostante / Underlying financial instruments[viii]	Investimento/ Disinvestimento effettivo Actual investment/ disinvestment			Investimento/ Disinvestimento potenziale (nozionale) Potential (notional) investment/disinvestment			Condizioni/ Features[ix]
						Quantità/ Quantity	Prezzo/ Price	Controv/ Value	Quantità/ Quantity	Prezzo/ Price	Controv/ Value	
										Sub-TOTALE (B)[x]		
										TOTALE (A) + (B)	281.820	

3 Novembre / November 3rd, 2004

[1] Indica la tipologia di operazione: / Indicates the type of transaction:
A = acquisto / purchase
V = vendita / sale
S = sottoscrizione / subscription
O = altro, in tale caso viene data specifica / other, in which case details are provided

[2] Indica lo strumento finanziario oggetto dell'operazione: / Indicates the financial instrument involved in the transaction:
AZO = azioni ordinarie / ordinary shares
AZP = azioni privilegiate / preference shares
AZR = azioni di risparmio / savings shares
OBCV = obbligazioni convertibili / convertible bonds
O = altro, in tal caso viene data specifica / Other, in which case details are provided

[3] Indica l'origine dell'operazione: / Indicates the origin of the transaction:
- transazione sul mercato; / market transaction
- transazione fuori mercato; off-market transaction
- conversione di obbligazioni convertibili; / conversione of convertible bonds
- esercizio warrant; exercise of warrants
- esercizio strumento derivati; / exercise of derivatives
- esercizio covered warrant; / exercise of covered warrants
- altro, in tal caso viene data specifica / other, in which case details are provided

[4] Indica il controvalore complessivo delle operazioni elencate nel modulo. / Indicate the total value of the transactions included in the form.

[v] Indica la tipologia di operazione: / Indicates the type of transactions:
A = acquistio / purchase
V = vendita / sale
O = altro, in tale caso viene data specifica / other, in which case details are provided

[vi] Indica la tipologia di strumento derivato: Indicates the type of derivative:
W = warrant / warrant
OPZ = opzione / option
PR = premio / traditional option contract
CW = covered warrant / covered warrant
O = altro, in tal caso viene data specifica / other, in which case details are provided

[vii] Indica la categoria di strumento derivato: / Indicates the category of derivative:
C = call / call
P = put / put
O = altro, in tal caso viene data specifica / other, in which case details are provided

[viii] Indica lo strumento finanziario sottostante / Indicates the underlying financial instrument.

[ix] Specifica le principali condizioni dello strumento (tra cui almeno strike, scadenza, multiplo) / Specifies the main features of the instrument (at least the strike, maturity and multiple)

[x] Indica il controvalore complessivo delle operazioni riportate nel modulo, calcolato utilizzando il controvalore nozionale / Indicates the total value of the transactions included in the form, calculated using the notional value

Contacts: Marco Falleri - Investor Relations
+39 055 2612284
marco.falleri@carifirenze.it

BANCA CR FIRENZE

COMUNICAZIONI AI SENSI DELL'ARTICOLO 2.6.4 DEL REGOLAMENTO DI BORSA

Società/Company: Cassa di Risparmio di Firenze S.p.A.							
Periodo di riferimento/Reference Period: 1° ottobre 2004- 31 dicembre 2004 / 4Q 2004							
Comunicazione/Disclosure: periodica/periodic ☐ immediata/immediate ☒ in ritardo/ delayed ☐							
Dichiarante/Declarer: Sig. Giuseppe Leonardi				Qualifica/Position: Direttore Commerciale/Head of Comm. Dpt.			
Comunicazioni di cui all'art. 2.6.4, comma 1, lettera a), nonché obbligazioni convertibili/ Disclosure of transactions referred to in Article 2.6.4, paragraph 1(a) and in convertible bonds							
Data /Date	Operazione / Transaction[1]	Strumento finanziario /Financial instrument[2]	Cod Isin/ Isin Code	Quantità/ Quantity	Prezzo unitario/ Unit price	Controvalore/Value	Fonte/ Source[3]
03/11/2004	S	AZO	IT0001000725	236.221	1,2250	289.370,73	Esercizio dei diritti di Stock Options/ Stock Options' Exercise
03/11/2004	V	AZO	IT0001000725	236.221	1,5951	376.796,12	Transazione sul mercato/ Market Transaction
					Sub-TOTALE (A)[4]	666.166,85	

Comunicazioni di cui all'art. 2.6.4, comma 1, lettera b) e c)/Disclosure of transactions referred to in Article 2.6.4, paragraphs 1(b) and1(c)

Data / Date	Operazione/ Transaction[v]	Strumento finanziario/ Financia instrument[vi]	Categoria/ Categoriy[vii]	Cod Isin / Isin Code	Strumento finanziario sottostante / Underlying financial instruments[viii]	Investimento/ Disinvestimento effettivo Actual investment/ disinvestment			Investimento/ Disinvestimento potenziale (nozionale) Potential (notional) investment/disinvestment			Condizioni/ Features[ix]
						Quantità/ Quantity	Prezzo/ Price	Controv/ Value	Quantità/ Quantity	Prezzo/ Price	Controv/ Value	
										Sub-TOTALE (B)[x]		
										TOTALE (A) + (B)	666.166,85	

4 novembre 2004 / November 4th, 2004

---

[1] Indica la tipologia di operazione: / Indicates the type of transaction:
A = acquisto / purchase
V = vendita / sale
S = sottoscrizione / subscription
O = altro, in tale caso viene data specifica / other, in which case details are provided

[2] Indica lo strumento finanziario oggetto dell'operazione: / Indicates the financial instrument involved in the transaction:
AZO = azioni ordinarie / ordinary shares
AZP = azioni privilegiate / preference shares
AZR = azioni di risparmio / savings shares
OBCV = obbligazioni convertibili / convertible bonds
O = altro, in tal caso viene data specifica / Other, in which case details are provided

[3] Indica l'origine dell'operazione: / Indicates the origin of the transaction:
- transazione sul mercato; / market transaction
- transazione fuori mercato; off-market transaction
- conversione di obbligazioni convertibili; / conversione of convertible bonds
- esercizio warrant; exercise of warrants
- esercizio strumento derivati; / exercise of derivatives
- esercizio covered warrant; / exercise of covered warrants
- altro, in tal caso viene data specifica / other, in which case details are provided

[4] Indica il controvalore complessivo delle operazioni elencate nel modulo. / Indicate the total value of the transactions included in the form.

[v] Indica la tipologia di operazione: / Indicates the type of transactions:
A = acquistio / purchase
V = vendita / sale
O = altro, in tale caso viene data specifica / other, in which case details are provided

[vi] Indica la tipologia di strumento derivato: Indicates the type of derivative:
W = warrant / warrant
OPZ = opzione / option
PR = premio / traditional option contract
CW = covered warrant / covered warrant
O = altro, in tal caso viene data specifica / other, in which case details are provided

[vii] Indica la categoria di strumento derivato: / Indicates the category of derivative:
C = call / call
P = put / put
O = altro, in tal caso viene data specifica / other, in which case details are provided

[viii] Indica lo strumento finanziario sottostante / Indicates the underlying financial instrument.

[ix] Specifica le principali condizioni dello strumento (tra cui almeno strike, scadenza, multiplo) / Specifies the main features of the instrument (at least the strike, maturity and multiple)

[x] Indica il controvalore complessivo delle operazioni riportate nel modulo, calcolato utilizzando il controvalore nozionale / Indicates the total value of the transactions included in the form, calculated using the notional value

BANCA CR FIRENZE

COMUNICAZIONI AI SENSI DELL'ARTICOLO 2.6.4 DEL REGOLAMENTO DI BORSA

Società/Company: Cassa di Risparmio di Firenze S.p.A.

Periodo di riferimento/Reference Period: 1° ottobre 2004- 31 dicembre 2004 / 4Q 2004

Comunicazione/Disclosure: periodica/periodic ☐ immediata/immediate ☒ in ritardo/ delayed ☐

Dichiarante/Declarer: Sig. Duilio Mannaioni | Qualifica/Position: Direttore Credito/Head of Credit Dpt.

Comunicazioni di cui all'art. 2.6.4, comma 1, lettera a), nonché obbligazioni convertibili/ Disclosure of transactions referred to in Article 2.6.4, paragraph 1(a) and in convertible bonds

Data /Date	Operazione / Transaction[1]	Strumento finanziario /Financial instrument[2]	Cod Isin/ Isin Code	Quantità/ Quantity	Prezzo unitario/ Unit price	Controvalore/Value	Fonte/ Source[3]
03/11/2004	S	AZO	IT0001000725	118.110	1,2250	144.684,75	Esercizio dei diritti di Stock Options/ Stock Options' Exercise
03/11/2004	V	AZO	IT0001000725	118.110	1,5964	188.550,80	Transazione sul mercato/ Market Transaction
					Sub-TOTALE (A)[4]	333.235,55	

Comunicazioni di cui all'art. 2.6.4, comma 1, lettera b) e c)/Disclosure of transactions referred to in Article 2.6.4, paragraphs 1(b) and1(c)

Data / Date	Operazione/ Transaction[v]	Strumento finanziario/ Financia instrument[vi]	Categoria/ Categoriy[vii]	Cod Isin / Isin Code	Strumento finanziario sottostante / Underlying financial instruments[viii]	Investimento/ Disinvestimento effettivo Actual investment/ disinvestment			Investimento/ Disinvestimento potenziale (nozionale) Potential (notional) investment/disinvestment			Condizioni/ Features[ix]
						Quantità/ Quantity	Prezzo/ Price	Controv/ Value	Quantità/ Quantity	Prezzo/ Price	Controv/ Value	
										Sub-TOTALE (B)[x]		
										TOTALE (A) + (B)	333.235,55	

4 novembre 2004 / November 4th, 2004

[1] Indica la tipologia di operazione: / Indicates the type of transaction:
A = acquisto / purchase
V = vendita / sale
S = sottoscrizione / subscription
O = altro, in tale caso viene data specifica / other, in which case details are provided

[2] Indica lo strumento finanziario oggetto dell'operazione: / Indicates the financial instrument involved in the transaction:
AZO = azioni ordinarie / ordinary shares
AZP = azioni privilegiate / preference shares
AZR = azioni di risparmio / savings shares
OBCV = obbligazioni convertibili / convertible bonds
O = altro, in tal caso viene data specifica / Other, in which case details are provided

[3] Indica l'origine dell'operazione: / Indicates the origin of the transaction:
- transazione sul mercato; / market transaction
- transazione fuori mercato; off-market transaction
- conversione di obbligazioni convertibili; / conversione of convertible bonds
- esercizio warrant; exercise of warrants
- esercizio strumento derivati; / exercise of derivatives
- esercizio covered warrant; / exercise of covered warrants
- altro, in tal caso viene data specifica / other, in which case details are provided

[4] Indica il controvalore complessivo delle operazioni elencate nel modulo. / Indicate the total value of the transactions included in the form.

[v] Indica la tipologia di operazione: / Indicates the type of transactions:
A = acquistio / purchase
V = vendita / sale
O = altro, in tale caso viene data specifica / other, in which case details are provided

[vi] Indica la tipologia di strumento derivato: Indicates the type of derivative:
W = warrant / warrant
OPZ = opzione / option
PR = premio / traditional option contract
CW = covered warrant / covered warrant
O = altro, in tal caso viene data specifica / other, in which case details are provided

[vii] Indica la categoria di strumento derivato: / Indicates the category of derivative:
C = call / call
P = put / put
O = altro, in tal caso viene data specifica / other, in which case details are provided

[viii] Indica lo strumento finanziario sottostante / Indicates the underlying financial instrument.

[ix] Specifica le principali condizioni dello strumento (tra cui almeno strike, scadenza, multiplo) / Specifies the main features of the instrument (at least the strike, maturity and multiple)

[x] Indica il controvalore complessivo delle operazioni riportate nel modulo, calcolato utilizzando il controvalore nozionale / Indicates the total value of the transactions included in the form, calculated using the notional value

A.

BANCA CR FIRENZE

ACQUISITION/SALE OF TREASURY STOCK - SEPTEMBER 2004

SEPTEMBER 2004 - Banca CR Firenze (Parent company)			
Market	**Acquisition/Sale**	**No. of shares**	**No. of transactions**
Milan	A	80,692	40
Milan	S	671,668	274

B.

BANCA CR FIRENZE

ACQUISITION/SALE OF TREASURY STOCK - OCTOBER 2004

SEPTEMBER 2004 - Banca CR Firenze (Parent company)			
Market	**Acquisition/Sale**	**No. of shares**	**No. of transactions**
Milan	A	111,905	95
Milan	S	248,929	128

C. (1)

BANCA CR FIRENZE

COMUNICAZIONI AI SENSI DELL'ARTICOLO 2.6.4 DEL REGOLAMENTO DI BORSA

Società/Company: Cassa di Risparmio di Firenze S.p.A.

Periodo di riferimento/Reference Period: 1° ottobre 2004- 31 dicembre 2004 / 4Q 2004

Comunicazione/Disclosure: periodica/periodic ☐ immediata/immediate ☒ in ritardo/ delayed ☐

Dichiarante/Declarer: Sig. Armando Guardasoni | Qualifica/Position: Segretario Generale/General Counsel

Comunicazioni di cui all'art. 2.6.4, comma 1, lettera a), nonché obbligazioni convertibili/ Disclosure of transactions referred to in Article 2. paragraph 1(a) and in convertible bonds

Data /Date	Operazione / Transaction[1]	Strumento finanziario /Financial instrument[2]	Cod Isin/ Isin Code	Quantità/ Quantity	Prezzo unitario/ Unit price	Controvalore/Value	Fonte/ Source[3]
02/11/2004	S	AZO	IT0001000725	100.000	1,2250	122.500	Esercizio dei diritti di Stock Options/ Stock Options' Exercise
02/11/2004	V	AZO	IT0001000725	100.000	1,5932	159.320	Transazione sul mercato/ Market Transaction
					Sub-TOTALE (A)[4]	281.820	

Comunicazioni di cui all'art. 2.6.4, comma 1, lettera b) e c)/Disclosure of transactions referred to in Article 2.6.4, paragraphs 1(b) and1(c)

Data / Date	Operazione/ Transaction[v]	Strumento finanziario/ Financia instrument[vi]	Categoria/ Categoriy[vii]	Cod Isin / Isin Code	Strumento finanziario sottostante / Underlying financial instruments[viii]	Investimento/ Disinvestimento effettivo Actual investment/ disinvestment			Investimento/ Disinvestimento potenziale (nozionale) Potential (notional) investment/disinvestment			Condizioni/ Features[ix]
						Quantità/ Quantity	Prezzo/ Price	Controv/ Value	Quantità/ Quantity	Prezzo/ Price	Controv/ Value	
										Sub-TOTALE (B)[x]		
										TOTALE (A) + (B)	281.820	

3 Novembre / November 3rd, 2004

[1] Indica la tipologia di operazione: / Indicates the type of transaction:
A = acquisto / purchase
V = vendita / sale
S = sottoscrizione / subscription
O = altro, in tale caso viene data specifica / other, in which case details are provided

[2] Indica lo strumento finanziario oggetto dell'operazione: / Indicates the financial instrument involved in the transaction:
AZO = azioni ordinarie / ordinary shares
AZP = azioni privilegiate / preference shares
AZR = azioni di risparmio / savings shares
OBCV = obbligazioni convertibili / convertible bonds
O = altro, in tal caso viene data specifica / Other, in which case details are provided

[3] Indica l'origine dell'operazione: / Indicates the origin of the transaction:
- transazione sul mercato; / market transaction
- transazione fuori mercato; off-market transaction
- conversione di obbligazioni convertibili; / conversione of convertible bonds
- esercizio warrant; exercise of warrants
- esercizio strumento derivati; / exercise of derivatives
- esercizio covered warrant; / exercise of covered warrants
- altro, in tal caso viene data specifica / other, in which case details are provided

[4] Indica il controvalore complessivo delle operazioni elencate nel modulo. / Indicate the total value of the transactions included in the form.

[v] Indica la tipologia di operazione: / Indicates the type of transactions:
A = acquistio / purchase
V = vendita / sale
O = altro, in tale caso viene data specifica / other, in which case details are provided

[vi] Indica la tipologia di strumento derivato: Indicates the type of derivative:
W = warrant / warrant
OPZ = opzione / option
PR = premio / traditional option contract
CW = covered warrant / covered warrant
O = altro, in tal caso viene data specifica / other, in which case details are provided

[vii] Indica la categoria di strumento derivato: / Indicates the category of derivative:
C = call / call
P = put / put
O = altro, in tal caso viene data specifica / other, in which case details are provided

[viii] Indica lo strumento finanziario sottostante / Indicates the underlying financial instrument.

[ix] Specifica le principali condizioni dello strumento (tra cui almeno strike, scadenza, multiplo) / Specifies the main features of the instrument (at least the strike, maturity and multiple)

[x] Indica il controvalore complessivo delle operazioni riportate nel modulo, calcolato utilizzando il controvalore nozionale / Indicates the total value of the transactions included in the form, calculated using the notional value

C. (2)

BANCA CR FIRENZE

COMUNICAZIONI AI SENSI DELL'ARTICOLO 2.6.4 DEL REGOLAMENTO DI BORSA

Società/Company: Cassa di Risparmio di Firenze S.p.A.

Periodo di riferimento/Reference Period: 1° ottobre 2004- 31 dicembre 2004 / 4Q 2004

Comunicazione/Disclosure: periodica/periodic ☐ immediata/immediate ☒ in ritardo/ delayed ☐

Dichiarante/Declarer: Sig. Giuseppe Leonardi | Qualifica/Position: Direttore Commerciale/Head of Comm. Dpt.

Comunicazioni di cui all'art. 2.6.4, comma 1, lettera a), nonché obbligazioni convertibili/ Disclosure of transactions referred to in Article 2.6.4, paragraph 1(a) and in convertible bonds

Data /Date	Operazione / Transaction[1]	Strumento finanziario /Financial instrument [2]	Cod Isin/ Isin Code	Quantità/ Quantity	Prezzo unitario/ Unit price	Controvalore/Value	Fonte/ Source[3]
03/11/2004	S	AZO	IT0001000725	236.221	1,2250	289.370,73	Esercizio dei diritti di Stock Options/ Stock Options' Exercise
03/11/2004	V	AZO	IT0001000725	236.221	1,5951	376.796,12	Transazione sul mercato/ Market Transaction
					Sub-TOTALE (A)[4]	666.166,85	

Comunicazioni di cui all'art. 2.6.4, comma 1, lettera b) e c)/Disclosure of transactions referred to in Article 2.6.4, paragraphs 1(b) and1(c)

Data / Date	Operazione/ Transaction[v]	Strumento finanziario/ Financia instrument[vi]	Categoria/ Categoriy[vii]	Cod Isin / Isin Code	Strumento finanziario sottostante / Underlying financial instruments [viii]	Investimento/ Disinvestimento effettivo Actual investment/ disinvestment			Investimento/ Disinvestimento potenziale (nozionale) Potential (notional) investment/disinvestment			Condizioni/ Features[ix]
						Quantità/ Quantity	Prezzo/ Price	Controv/ Value	Quantità/ Quantity	Prezzo/ Price	Controv/ Value	
										Sub-TOTALE (B)[x]		
										TOTALE (A) + (B)	666.166,85	

4 novembre 2004 / November 4th, 2004

---

[1] Indica la tipologia di operazione: / Indicates the type of transaction:
A = acquisto / purchase
V = vendita / sale
S = sottoscrizione / subscription
O = altro, in tale caso viene data specifica / other, in which case details are provided

[2] Indica lo strumento finanziario oggetto dell'operazione: / Indicates the financial instrument involved in the transaction:
AZO = azioni ordinarie / ordinary shares
AZP = azioni privilegiate / preference shares
AZR = azioni di risparmio / savings shares
OBCV = obbligazioni convertibili / convertible bonds
O = altro, in tal caso viene data specifica / Other, in which case details are provided

[3] Indica l'origine dell'operazione: / Indicates the origin of the transaction:
- transazione sul mercato; / market transaction
- transazione fuori mercato; off-market transaction
- conversione di obbligazioni convertibili; / conversione of convertible bonds
- esercizio warrant; exercise of warrants
- esercizio strumento derivati; / exercise of derivatives
- esercizio covered warrant; / exercise of covered warrants
- altro, in tal caso viene data specifica / other, in which case details are provided

[4] Indica il controvalore complessivo delle operazioni elencate nel modulo. / Indicate the total value of the transactions included in the form.

[v] Indica la tipologia di operazione: / Indicates the type of transactions:
A = acquistio / purchase
V = vendita / sale
O = altro, in tale caso viene data specifica / other, in which case details are provided

[vi] Indica la tipologia di strumento derivato: Indicates the type of derivative:
W = warrant / warrant
OPZ = opzione / option
PR = premio / traditional option contract
CW = covered warrant / covered warrant
O = altro, in tal caso viene data specifica / other, in which case details are provided

[vii] Indica la categoria di strumento derivato: / Indicates the category of derivative:
C = call / call
P = put / put
O = altro, in tal caso viene data specifica / other, in which case details are provided

[viii] Indica lo strumento finanziario sottostante / Indicates the underlying financial instrument.

[ix] Specifica le principali condizioni dello strumento (tra cui almeno strike, scadenza, multiplo) / Specifies the main features of the instrument (at least the strike, maturity and multiple)

[x] Indica il controvalore complessivo delle operazioni riportate nel modulo, calcolato utilizzando il controvalore nozionale / Indicates the total value of the transactions included in the form, calculated using the notional value

C. (3)

BANCA CR FIRENZE

COMUNICAZIONI AI SENSI DELL'ARTICOLO 2.6.4 DEL REGOLAMENTO DI BORSA

Società/Company: Cassa di Risparmio di Firenze S.p.A.	
Periodo di riferimento/Reference Period: 1° ottobre 2004- 31 dicembre 2004 / 4Q 2004	
Comunicazione/Disclosure: periodica/periodic ☐ immediata/immediate ☒ in ritardo/ delayed ☐	
Dichiarante/Declarer: Sig. Duilio Mannaioni	Qualifica/Position: Direttore Credito/Head of Credit Dpt.

Comunicazioni di cui all'art. 2.6.4, comma 1, lettera a), nonché obbligazioni convertibili/ Disclosure of transactions referred to in Article 2.6.4 paragraph 1(a) and in convertible bonds

Data /Date	Operazione / Transaction[1]	Strumento finanziario /Financial instrument[2]	Cod Isin/ Isin Code	Quantità/ Quantity	Prezzo unitario/ Unit price	Controvalore/Value	Fonte/ Source[3]
03/11/2004	S	AZO	IT0001000725	118.110	1,2250	144.684,75	Esercizio dei diritti di Stock Options/ Stock Options' Exercise
03/11/2004	V	AZO	IT0001000725	118.110	1,5964	188.550,80	Transazione sul mercato/ Market Transaction
					Sub-TOTALE (A)[4]	333.235,55	

Comunicazioni di cui all'art. 2.6.4, comma 1, lettera b) e c)/Disclosure of transactions referred to in Article 2.6.4, paragraphs 1(b) and1(c)

Data / Date	Operazione/ Transaction[v]	Strumento finanziario/ Financia instrument[vi]	Categoria/ Categoriy[vii]	Cod Isin / Isin Code	Strumento finanziario sottostante / Underlying financial instruments[viii]	Investimento/ Disinvestimento effettivo Actual investment/ disinvestment			Investimento/ Disinvestimento potenziale (nozionale) Potential (notional) investment/disinvestment			Condizioni/ Features[ix]
						Quantità/ Quantity	Prezzo/ Price	Controv/ Value	Quantità/ Quantity	Prezzo/ Price	Controv/ Value	
										Sub-TOTALE (B)[x]		
										TOTALE (A) + (B)	333.235,55	

4 novembre 2004 / November 4th, 2004

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[1] Indica la tipologia di operazione: / Indicates the type of transaction:
A = acquisto / purchase
V = vendita / sale
S = sottoscrizione / subscription
O = altro, in tale caso viene data specifica / other, in which case details are provided

[2] Indica lo strumento finanziario oggetto dell'operazione: / Indicates the financial instrument involved in the transaction:
AZO = azioni ordinarie / ordinary shares
AZP = azioni privilegiate / preference shares
AZR = azioni di risparmio / savings shares
OBCV = obbligazioni convertibili / convertible bonds
O = altro, in tal caso viene data specifica / Other, in which case details are provided

[3] Indica l'origine dell'operazione: / Indicates the origin of the transaction:
- transazione sul mercato; / market transaction
- transazione fuori mercato; off-market transaction
- conversione di obbligazioni convertibili; / conversione of convertible bonds
- esercizio warrant; exercise of warrants
- esercizio strumento derivati; / exercise of derivatives
- esercizio covered warrant; / exercise of covered warrants
- altro, in tal caso viene data specifica / other, in which case details are provided

[4] Indica il controvalore complessivo delle operazioni elencate nel modulo. / Indicate the total value of the transactions included in the form.

[v] Indica la tipologia di operazione: / Indicates the type of transactions:
A = acquistio / purchase
V = vendita / sale
O = altro, in tale caso viene data specifica / other, in which case details are provided

[vi] Indica la tipologia di strumento derivato: Indicates the type of derivative:
W = warrant / warrant
OPZ = opzione / option
PR = premio / traditional option contract
CW = covered warrant / covered warrant
O = altro, in tal caso viene data specifica / other, in which case details are provided

[vii] Indica la categoria di strumento derivato: / Indicates the category of derivative:
C = call / call
P = put / put
O = altro, in tal caso viene data specifica / other, in which case details are provided

[viii] Indica lo strumento finanziario sottostante / Indicates the underlying financial instrument.

[ix] Specifica le principali condizioni dello strumento (tra cui almeno strike, scadenza, multiplo) / Specifies the main features of the instrument (at least the strike, maturity and multiple)

[x] Indica il controvalore complessivo delle operazioni riportate nel modulo, calcolato utilizzando il controvalore nozionale / Indicates the total value of the transactions included in the form, calculated using the notional value